EXHIBIT 99.1

Yuanbao Inc. Announces First Quarter 2025 Unaudited Financial Results

BEIJING, June 05, 2025 (GLOBE NEWSWIRE) -- Yuanbao Inc. (“Yuanbao” or the “Company”) (NASDAQ: YB), a leading technology-driven online insurance distributor in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial and Operational Highlights

  Total revenues in the first quarter of 2025 were RMB970.1 million (US$133.7 million), representing a 43.8% increase from RMB674.5 million in the same period of 2024.
  Net income in the first quarter of 2025 was RMB295.1 million (US$40.7 million), representing a 122.1% increase from RMB132.9 million in the same period of 2024.
  Net income margin in the first quarter of 2025 was 30.4%, compared with 19.7% in the same period of 2024.
  Net operating cash inflow in the first quarter of 2025 was RMB425.1 million (US$58.6 million).
  Number of new policies1 in the first quarter of 2025 was 6.8 million, representing a 21.3% increase from 5.6 million in the same period of 2024.

Recent Developments

  Leveraging the latest large language model (“LLM”) capabilities:
    YB Agents. The Company has implemented an intelligent quality inspection Agent, capable of autonomously planning and coordinating multiple inspection tasks. This enables rapid deployment and reuse across complex scenarios, significantly enhancing inspection efficiency. The Company is also developing agents across other operational areas to improve process efficiency.
    Retrieval-Augmented Generation (RAG) Enhancements. The Company has addressed the limitations of LLMs in processing specialized professional knowledge by integrating a specialized insurance knowledge database with RAG, resulting in more accurate responses to consumer insurance inquiries.
    Multi-Modal Applications. The Company is implementing multi-modal capabilities to broaden its interaction methods, seamlessly combining text, images, and other data types to promote more convenient and efficient insurance services.
  In terms of the Company’s full consumer service cycle engine (recommendation models), as of the end of March, the Company had developed more than 4,700 models capable of analysis across more than 5,100 labels, an increase of 600 models and 1,000 labels from a year ago.

“Achieving our Nasdaq listing marks the most significant strategic milestone in Yuanbao’s growth since our founding in 2019,” said Mr. Rui Fang, Chairman and Chief Executive Officer of Yuanbao. “In the first quarter of 2025, we reported a substantial increase in revenue and net income, with all core operational metrics demonstrating double-digit year-over-year growth. Notably, the number of new policies increased by 21.3% compared with the prior year period. In technology, we continued to upgrade our full consumer service cycle engine and expand large language model applications across the entire business process. These advancements have remarkably enhanced both the efficiency and user experience of post-sale services, particularly in claim processing. As of the end of March, we had developed over 4,700 models capable of analysis across more than 5,100 labels, an increase of 600 models and 1,000 labels from a year ago. These developments have led to more accurate predictions and significantly improved operational efficiency. Looking ahead, we are committed to increasing investment in R&D to better serve evolving consumer needs. We will also focus on optimizing the full consumer service cycle, deepening strategic collaborations with insurance partners, and creating long-term value for shareholders.”

Mr. Ray Wan, Chief Financial Officer of Yuanbao, commented, “We are pleased to report a strong start to 2025, fueled by stellar financial and operational performance in the first quarter. Our total revenues reached a record RMB970.1 million, marking a 43.8% year-over-year increase, underpinned by the strength and efficiency of our engine. Additionally, we continued to improve our profitability, with net income growing 122.1% and net income margin expanding by 10.7 percentage points to 30.4%, compared with the prior year period. These solid results underscore Yuanbao’s leadership in China’s fast-growing online health insurance industry, where we leverage our core technological strengths to pursue growth while maintaining profitability. We remain confident that our healthy financial position and robust cash reserves will support our strategic initiatives, enhance our competitive advantage, and enable us to explore new opportunities for sustainable future growth.”

1 The number of new policies for a given period represents the total number of both short-term and long-term insurance policies purchased by the Company’s insurance consumers during that period.

First Quarter 2025 Financial Results

Total Revenues. Total revenues in the first quarter of 2025 were RMB970.1 million (US$133.7 million), representing a 43.8% increase from RMB674.5 million in the same period of 2024. This growth was primarily driven by significant increases in revenues from both insurance distribution services and system services.

Insurance Distribution Services. Revenues from insurance distribution services in the first quarter of 2025 were RMB321.8 million (US$44.3 million), representing a 45.0% increase from RMB221.9 million in the same period of 2024. This growth was mainly due to an increase in the number of policies purchased by insurance consumers on Yuanbao’s platform, partly driven by the Company’s enhanced targeted marketing efforts.

System Services. Revenues from system services in the first quarter of 2025 were RMB647.0 million (US$89.2 million), representing a 43.2% increase from RMB451.7 million in the same period of 2024. This growth was primarily driven by the Company’s enhanced ability to provide partnered insurance carriers more effective marketing services and accurate analytics services, enabled by the Company’s continuously improving full consumer service cycle engine. Additionally, the increase was attributable to an expanded provision of system services to both existing and newly acquired partnered insurance carriers.

Others. Revenues from other services in the first quarter of 2025 were RMB1.3 million (US$0.2 million), representing a 27.8% increase from RMB1.0 million in the same period of 2024.

Total Operating Costs and Expenses. Total operating costs and expenses in the first quarter of 2025 were RMB680.6 million (US$93.8 million), representing a 24.1% increase from RMB548.6 million in the same period of 2024.

Operations and Support Expenses. Operations and support expenses in the first quarter of 2025 were RMB44.8 million (US$6.2 million), representing a 16.8% increase from RMB38.3 million in the same period of 2024. This increase was primarily driven by business growth.

Selling and Marketing Expenses. Selling and marketing expenses in the first quarter of 2025 were RMB493.2 million (US$68.0 million), representing a 15.0% increase from RMB428.9 million in the same period of 2024. This increase was primarily due to enhanced efforts to attract new consumers and retain existing consumers.

General and Administrative Expenses. General and administrative expenses in the first quarter of 2025 were RMB66.6 million (US$9.2 million), representing a 50.7% increase from RMB44.2 million in the same period of 2024. This increase was primarily due to higher salary and benefits expenses.

Research and Development Expenses. Research and development expenses in the first quarter of 2025 were RMB76.1 million (US$10.5 million), representing a 104.5% increase from RMB37.2 million in the same period of 2024. This increase was primarily due to intensified research and development efforts and an expansion in R&D personnel, aimed at reinforcing the Company’s leadership position as a technology-driven online insurance distributor.

Investment Income. Investment income in the first quarter of 2025 was RMB6.9 million (US$0.9 million), compared with RMB0.1 million in the same period of 2024. This growth was primarily due to higher gains from short-term investments.

Net Income and Net Income Margin. Net income in the first quarter of 2025 was RMB295.1 million (US$40.7 million), representing a 122.1% increase from RMB132.9 million in the same period of 2024. Net income margin in the first quarter of 2025 was 30.4%, compared with 19.7% in the same period of 2024.

Non-GAAP Adjusted Net Income2 and Non-GAAP Adjusted Net Income Margin. Non-GAAP adjusted net income in the first quarter of 2025 was RMB312.2 million (US$43.0 million), representing a 103.2% increase from RMB153.6 million in the same period of 2024. Non-GAAP adjusted net income margin in the first quarter of 2025 was 32.2%, compared with 22.8% in the same period of 2024.

Basic and Diluted Net Income per ADS.3 Basic net income per ADS in the first quarter of 2025 was RMB17.87 (US$2.46), compared with RMB4.97 in the same period of 2024. Diluted net income per ADS in the first quarter of 2025 was RMB6.46 (US$0.89), compared with RMB2.95 in the same period of 2024.

Cash Position and Cash Flow

As of March 31, 2025, the Company had cash and cash equivalents, time deposits, restricted cash and short-term investments of RMB2.77 billion (US$381.3 million), compared with RMB2.34 billion as of December 31, 2024.

In the first quarter of 2025, net cash provided by operating activities was RMB425.1 million (US$58.6 million).

2 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measure” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
3 Each ADS represents six of the Company’s Class A ordinary shares, par value US$0.0001 per share.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.2567 to US$1.00, the exchange rate in effect as of March 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on June 5, 2025 or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter of 2025.

Participant Online Registration:
https://register-conf.media-server.com/register/BIa888df307303472fb71951c383b5a7ba

Participants should complete online registration using the link provided above at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at ir.yb-inc.com.

About Yuanbao Inc.

Yuanbao Inc. is a leading technology-driven online insurance distributor in China, committed to protecting health and well-being through innovative technology. Leveraging its proprietary consumer service cycle engine and advanced technologies, Yuanbao delivers customized insurance solutions from its partnered insurance carriers to over ten million insurance consumers throughout the entire insurance lifecycle, ranging from personalized recommendations to post-sales services. Through deep collaboration with insurance carriers and the use of data-driven insights, Yuanbao empowers carriers to tailor flagship products, enhances consumer engagement, and drives scalable and efficient distribution.

For more information, please visit: ir.yb-inc.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company uses non-GAAP financial measures, including adjusted net income and adjusted net income margin, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expense, and adjusted net income margin represents adjusted net income as a percentage of revenue. Such adjustments have no impact on income tax.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as an analytical tool and when assessing the Company’s operating performance, investors should not consider it in isolation. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as a comparative measure to the Company’s data.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement contain forward-looking statements. Yuanbao may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Yuanbao’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yuanbao’s mission, goals and strategies; Yuanbao’s future business development, financial condition and results of operations; the expected growth of the insurance industry in China; Yuanbao’s expectations regarding demand for and market acceptance of its products and services; Yuanbao’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance industry. Further information regarding these and other risks is included in Yuanbao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yuanbao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yuanbao Inc.
E-mail: ir@yb-inc.com

Piacente Financial Communications
Hui Fan
Tel: +86-10-6508-0677
E-mail: yb@thepiacentegroup.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: yb@thepiacentegroup.com

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share and per share data)

	As of December 31, 2024	As of March 31, 2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,904,674	2,236,013	308,131
Time deposits	80,000	80,000	11,024
Restricted cash	15,000	15,000	2,067
Short-term investments	336,217	435,708	60,042
Accounts receivable, net	260,958	332,586	45,832
Prepayments and other current assets, net	75,964	44,991	6,200
Total current assets	2,672,813	3,144,298	433,296
Non-current assets:
Property and equipment, net	4,896	5,087	701
Intangible assets, net	58,049	58,026	7,996
Right-of-use assets	19,335	16,171	2,228
Deferred tax assets, net	6,936	7,045	971
Other non-current assets, net	17,611	17,611	2,427
Total non-current assets	106,827	103,940	14,323
TOTAL ASSETS	2,779,640	3,248,238	447,619
LIABILITIES
Current liabilities:
Accounts payable	10,676	20,730	2,857
Contract liabilities	117,649	95,405	13,147
Salary and welfare payable	160,690	159,426	21,969
Taxes payable	51,359	51,173	7,052
Current lease liabilities	13,447	13,548	1,867
Accrued expenses and other current liabilities	586,990	758,236	104,487
Total current liabilities	940,811	1,098,518	151,379
Non-current liabilities:
Non-current lease liabilities	5,714	2,297	317
Deferred tax liabilities, net	46,030	48,473	6,680
Total non-current liabilities	51,744	50,770	6,997
TOTAL LIABILITIES	992,555	1,149,288	158,376

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) (All amounts in thousands, except for share and per share data)

	As of December 31, 2024	As of March 31, 2025
	RMB	RMB	USD
MEZZANINE EQUITY:
Series Seed convertible redeemable preferred shares (US$0.0001 par value; 30,769,231 and 30,769,231 shares authorized, issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	692,051	695,316	95,817
Series Angel convertible redeemable preferred shares (US$0.0001 par value; 21,978,022 and 21,978,022 shares authorized, issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	495,921	497,729	68,589
Series B convertible redeemable preferred shares (US$0.0001 par value; 45,315,510 and 45,315,510 shares authorized, issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	1,028,888	1,027,703	141,621
Series C-1 convertible redeemable preferred shares (US$0.0001 par value; 37,373,616 and 37,373,616 shares authorized, issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	851,362	833,372	114,842
Series C-2 convertible redeemable preferred shares (US$0.0001 par value; 15,650,202 and 15,650,202 shares authorized, issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	352,660	345,176	47,567
TOTAL MEZZANINE EQUITY	3,420,882	3,399,296	468,436

SHAREHOLDERS' DEFICIT:
Ordinary shares (US$0.0001 par value, 348,913,419 and 348,913,419 shares authorized, 106,994,625 and 106,994,625 shares issued, 106,994,625 and 106,994,625 shares outstanding as of December 31, 2024 and March 31, 2025, respectively)	71	71	10
Additional paid-in capital	198,664	215,743	29,730
Statutory reserves	80,975	80,975	11,159
Accumulated deficit	(1,932,128)	(1,615,440)	(222,614)
Accumulated other comprehensive income	18,621	18,305	2,522
TOTAL SHAREHOLDERS' DEFICIT	(1,633,797)	(1,300,346)	(179,193)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT	2,779,640	3,248,238	447,619

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the three months ended,
	March 31, 2024	March 31, 2025
	RMB	RMB	USD
Revenues	674,536	970,056	133,677
Operating costs and expenses*:
Operations and support	(38,332)	(44,756)	(6,168)
Selling and marketing expenses	(428,867)	(493,150)	(67,958)
General and administrative expenses	(44,211)	(66,640)	(9,183)
Research and development expenses	(37,212)	(76,098)	(10,487)
Total operating costs and expenses	(548,622)	(680,644)	(93,796)
Other income:
Interest income	6,017	5,228	720
Exchange gains/(loss)	34	(138)	(19)
Investment income	142	6,879	948
Others, net	791	439	60
Income before income taxes	132,898	301,820	41,590
Income tax expenses	(47)	(6,718)	(926)
Net income	132,851	295,102	40,664
Accretion to preferred shares redemption value	(64,607)	21,586	2,975
Net income attributable to Yuanbao Inc.’s ordinary shareholders	68,244	316,688	43,639

Net income	132,851	295,102	40,664
Other comprehensive income/(loss):
Foreign currency translation adjustments	396	(316)	(44)
Total comprehensive income	133,247	294,786	40,620
Accretion to preferred shares redemption value	(64,607)	21,586	2,975
Comprehensive income attributable to Yuanbao Inc.’s ordinary shareholders	68,640	316,372	43,595

Net income per share attributable to Yuanbao Inc.’s ordinary shareholders
Basic	0.83	2.98	0.41
Diluted	0.49	1.08	0.15

Net income per ADS attributable to Yuanbao Inc.’s ordinary shareholders
Basic	4.97	17.87	2.46
Diluted	2.95	6.46	0.89

Weighted average number of ordinary shares used in computing net income per share
Basic	82,325,900	106,358,492	106,358,492
Diluted	270,332,095	273,915,113	273,915,113

*Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended
	March 31, 2024	March 31, 2025
	RMB	RMB	USD
Operations and support	-	(11)	(2)
Selling and marketing expenses	(4,626)	(3,730)	(514)
General and administrative expenses	(12,105)	(8,437)	(1,163)
Research and development expenses	(4,067)	(4,901)	(675)
Total	(20,798)	(17,079)	(2,354)

**Each ADS represents six ordinary shares.

YUANBAO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (UNAUDITED) (All amounts in thousands, unless otherwise noted)

	For the Three Months Ended
	March 31, 2024	March 31, 2025
	RMB	RMB	USD
Net income	132,851	295,102	40,664
Add:
Share-based compensation expenses	20,798	17,079	2,354
Non-GAAP adjusted net income	153,649	312,181	43,018